Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: United Bancorp, Inc.

Commission File No.: 000-16640

The following slides relating to Old National Bancorp’s pending acquisition of United Bancorp, Inc. are from a presentation given by executive officers of United Bancorp on January 8, 2014 to United Bancorp employees in Ann Arbor, Michigan. Robert G. Jones, President and Chief Executive Officer of Old National Bancorp, participated in this presentation.

*            *             *

Robert K. Chapman and Todd C. Clark January 8, 2014

solutionstogether

U +

OLD NATIONAL BANK

= Unlimited possibilities

Information for Investors
Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Old National Bancorp will file with the Securities and Exchange Commission
(“SEC”) a registration statement on Form S-4 that will include a proxy statement to be used by United Bancorp to solicit the required approval of its shareholders in connection with the proposed merger and will constitute a prospectus of Old National Bancorp. Old National Bancorp and United Bancorp may also file other documents with the
SEC concerning the proposed merger.  INVESTORS AND SECURITY HOLDERS OF OLD NATIONAL BANCORP
AND UNITED BANCORP ARE URGED TO READ THE PROXY STATEMENT AND PROSPECTUS REGARDING
THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC
CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders may obtain a free copy of the proxy statement and prospectus and other documents containing important information about Old National
Bancorp and United Bancorp, once such documents are filed with the SEC, through the website maintained by the
SEC at www.sec.gov. Copies of the documents filed with the SEC by Old National Bancorp will be available free of charge on Old National Bancorp’s website at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from United by accessing United’s website at www.ubat.com under the tab
“Investor Relations” and then under the heading “SEC Filings.”
Participants in the Solicitation
Old National Bancorp, United Bancorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of  United Bancorp in connection with the proposed transaction.  Information about the directors and executive officers of Old National Bancorp is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 15, 2013.
Information about the directors and executive officers of United Bancorp is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 25, 2013.  These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements
This presentation contains certain forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of
ONB’s and United’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-looking statements can be identified by the use of the words “anticipate,”
“believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-
looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and United’s businesses, competition, government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer
Protection Act and its related regulations); ability of ONB and United to execute their respective business plans (including ONB’s proposed acquisitions of United and Tower Financial Corporation); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of either ONB’s or United’s internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this Current Report and other factors identified in ONB’s and United’s Annual Reports on
Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-
looking statements are made only as of the date of this Current Report, and neither ONB nor United undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.

Why a Partnership?
• The UBMI Board fully analyzed two strategies
– Partnership
– Organic Growth
• Goals of a Partnership Strategy
– Shareholder Value
– Cultural Fit
– Strategic Fit
• Could we accelerate our Strategic Plan by 3-5 years

Old National Bank is the largest financial
services holding company headquartered in
Indiana.
$9.7 billion in total assets
$5.2 billion in wealth management assets
under management
169 financial centers throughout Indiana,
Western Kentucky, South West Michigan
and Southern Illinois
$1.5 billion market capitalization
Operates one of the largest independent
insurance agencies headquartered in
Indiana with $37 million in revenue
39 Investment representatives with $13
million in revenue

solutionstogether

- Commitment to our clients – finding solutions together
- Focused on community
- Committed to volunteerism and service
- Highly invested in being a great place to work
- Local leadership and decision-making
- Exceeds the expectations of clients

OLD NATIONAL BANK®

United & Old National: Unlimited Possibilities United & Old National Bank (ONB): shared values, common cultures and passion to serve our clients and community

Madison
Milwaukee
Muskegon
Grand Rapids
Holland
Lansing
Waterford
Kenosha
Rockford
Waukegan
Chicago
Aurora
Naperville
Joliet
Gary
Valparaiso
Toledo
Peoria
Bloomington
Springfield
Kokomo
Dayton
Cincinnati
Hamilton
Fairfield
Terre Haute
Frankfort
Elizabethtown
Cape Girardeau
Bowling Green
ONB
UBMI

Key Points
Expansion in Michigan is a key
part of ONB’s strategy.
-Use the UBMI Platform and
Management to execute the
Michigan Growth Strategy.
-ONB can leverage UBMI’s
expertise in Small Business
Administration and mortgage
servicing throughout ONB’s
footprint.
•
We are Partners
•
Solutions By Working Together
•
People + Culture = Success

Unlimited Possibilities
• Expansion in Michigan is key to ONB’s strategy
• Strong growth opportunities can be created by
leveraging Old National's lending limits and fee
businesses with United’s strong client
relationships
• Old National can leverage United’s expertise in
Structured Finance and Mortgage lending/
servicing throughout Old National’s footprint
• Two strong teams coming together can create
unlimited new opportunities

The Partnership Process
• The Management Committee became involved
in the process on December 2, 2013
• Extensive reverse due diligence was performed
by UBMI
• The UBMI Board decided to move forward with
Old National Bank on December 19, 2013

What made UBMI attractive
• Business Model/Diverse Revenue Stream
• Executive & Co Worker Teams
– Our ability to successfully manage through 2009-13
• Strategic Plan alignment
• Markets and our connection to our Communities
• Relationship Approach
• Culture and Core Values

Business Model
• We are United, a full-service financial services
company, organized into four lines of business
(Banking, Mortgage, Structured Finance and
Wealth Management)
• Our products and services are delivered in the
Markets we serve
• Our goal – Execute and Refine
• This requires – Incredible Focus and we are
forecasting heightened Execution Risk

Competing Priorities Dilutes Focus
• Many new Products and Services to be developed
• Process Efficiency Gains to:
– Build Scalability
– Reallocate Investment/Capital
• We are 2-3 years away from truly being scalable  and smaller acquisitions are not in our immediate future
• 77% of Community Bank CEOs identified $1B as the minimal size to remain independent (KPMG October 2013 CB Survey)
• Compliance and Regulatory Oversight continues to increase
• Interest Rate Risk tool development and implementation
• Investment in Information Security and System
enhancements/upgrades

Partnership Terms
• Shareholders of UBMI receive 0.70 shares of ONB common stock and $2.66 in cash for each share of UBMI common stock.
• Based upon the 1/6/14 closing price of $15.02 per share of ONB, the implied price for a share of UBMI common stock is $13.17.  The exchange ratio is subject to adjustment under certain circumstances as provided in the merger agreement.
• Based upon ONB’s current $0.10 per share quarterly dividend, the implied dividend per share of UBMI common stock is $0.07 per quarter.
• The expected closing date is late 2nd quarter 2014.
• Full conversion is expected to be completed approximately two months after closing date.

Other Realities
• Cost savings – Many support functions will be
centralized
• Old National Bank’s genuine concern and
commitment to fair treatment of all co workers
was a key finding in our reverse due diligence

Collaborative and Disciplined
Integration Process
20 integration teams made up of associates
from both companies develop the detailed
plans needed for a smooth transition
Full-time Project Management Office leads integration
Experienced Old National
“ambassadors” work
closely with the integrating
banking centers before,
during and after
conversion.
Call Center / Online Banking IT
Cash Management Loan Operations
Client Retention Marketing & Communication
Conversion Mortgage
Credit Product Mapping
Cultural Integration Retail Administration
Deposit Operations Risk / Compliance
Facilities Training
Finance & Accounting Wealth Management
Human Resources Investments/Insurance
Special attention is given to cultural
integration and client retention
Teams include:

Collaborative and Disciplined
Integration Process
• Old National has developed a structured,
high-touch process that includes:
– Weekly communication
– Transparency on difficult decisions
– Multiple check-point meetings
– Two mock conversions
– Selection of best available associates
– Commitment to treat people right
– ONB Branch ambassadors to help after the
conversion

Collaborative & Disciplined
Integration Process
• Extensive communication before and during the conversion
• Joint, introductory visits to key clients and community leaders with
Old National leadership
• Detailed materials available for sharing with clients and community
• Focus on community throughout – expanded engagement,
sponsorships and outreach
• Pre- and post-marketing campaigns focus on values and culture
Client needs are
front and center
throughout.

Transition Services – Commitment to
Co Workers
• Co Worker Assistance
– Counseling session with Transition Services professional to assess needs and develop individual plan for services
• Available Resources/Services
– What do I do next? – Career Planning – Self Directed Career Search – On-line resource
– Custom resume consulting to write/polish/finalize resume and address specific questions about targeted job search strategies
– Resume Writing – ½ Day workshop
– Job Search Strategies including effective Networking & Interview Skills – ½ Day workshop
– Mock Interviews – One on one with a Professional Recruiter
– Understanding Unemployment Benefits workshop and resources
– Resource room with internet access and counselors to review resumes and discuss job search strategies
– Linkedin.com networking and resource group
– Job skills re-training assistance

Co-Worker Welcome Information
• Welcome folder materials:
– Welcome letter
– Q&A about Old National and United Partnership
– 2014 Old National Benefits Summary
– Summary of training and development initiatives for co-workers
– “Why Old National” info sheet
– Old National Community Investment Report for 2012
– Old National Mission, Vision and Values card
• ONB’s “Welcome” site information to be posted:
– All of the above plus Old National co-worker handbook and other key program descriptions
– This Announcement Presentation
– Partnership Press Release
– ONB Investor Presentation

Schedule for January 8th, 9th & 15th
• January 8
th
– Various announcement related activities
• Brighton office visit with Bob Jones, Ray Webb and Todd
• All Co worker call with Todd and Bob Jones at 5:15pm
• January 9th
– Downing Center from 7:30 – 9am. Town Hall style meeting
with the ONB team
– Select office visits with Bob Jones, Joe Williams and Todd.
– Ann Arbor State St. Banking Office from 5:30 – 7pm.
Town Hall style meeting with the ONB team
• January 15th
– Joint Market Board meeting.  Bob Jones to attend

Clients, Communities & Centers of
Influence
• Our competition will see this Partnership as an
opportunity
• Ray Webb, Joe Williams, Gary Haapala, David
Kersch, Jeff Billig and Dave Skaff have
developed a calling program for our clients,
centers of influence and community leaders
• They will engage with their teams immediately
following this meeting to begin making contact
with these important stakeholders
• Talking points will be provided

Autonomy • United’s four counties will be considered a Region • Local-decision making to continue. Levels TBD • We will maintain a “Market Board”

Our Priorities for 2014 • Achieve our 2014 Financial Plan • Collaborative execution of Integration with ONB

Solutions Together
UNITE
THE TEAM
Lead from where you are. Titles do not stipulate leadership – people and actions do. Be passionate, supportive and determined. Inspire, coach, mentor and teach.
NEVER
SETTLE
Challenge ourselves to grow. A willingness to learn and acceptance to change. Continually strive for personal and professional growth and well being.
INSPIRE
A SOLUTION
Make a difference every day by putting the best interest of others first in order to deliver the best client experience on Planet Earth.
EMBRACE
OPTIMISM
Build open and honest relationships by earning the trust of others through active listening and interactive dialogue. When we have strong relationships, then we can deliver.
DO
THE RIGHT THING
Respect and embrace diversity. Embrace diversity by respecting diverse backgrounds, ideas, and perspectives.
TAKE
OWNERSHIP
Work it like you own it. Demonstrate personal accountability by taking ownership and responsibility in everything we do and say.

Solutions Together
Completely engaged co-workers
Completely engaged clients
Revenues are driven through: our strong brand,
our strong relationships with our clients,
centers of influence and our communities,
our innovative on-boarding process.
We never need to make a cold call to gain a new
HH or expand a relationship
We are the primary financial services company
to 100% of our clients.
We are in the top quartile of all vital metrics based
on a select peer group of high performing financial
services companies.

Welcome • Bob Jones, Old National Bancorp President & CEO